UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

GolfSuites 1, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2379196
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

650 E. Bloomingdale Ave. Brandon, Florida 33511
(Full mailing address of principal executive offices)

(813) 621-5000

(Issuer’s telephone number, including area code)

In this semi-annual report, the term “GolfSuites,” “GS 1,” “we,” “us,” “our,” or “the company” refers to GolfSuites 1, Inc. a Delaware corporation and its subsidiaries on a consolidated basis.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1	Management’s discussion and analysis of financial condition and results of operations

Overview

GolfSuites 1, Inc. owns, leases and operates outdoor golf driving range entertainment centers. In addition, the company intends to develop indoor entertainment venues that provide access to golf simulators. The outdoor entertainment centers and indoor venues aim to provide next generation hospitality and dining venues, high tech gamified golf, either on the ranges or within the simulators, in climate-controlled suites, live entertainment, and spaces for both social and corporate functions.

Below are our three main premier entertainment facility concpets:

•	GolfSuites: 40-bay outdoor driving ranges.
•	19th Hole: indoor casual simulator lounges.
•	City Club: indoor upscale simulator lounges.

The accompanying financial statements have been prepared on a going concern basis which means the company may not be able to succeed as a business without additional financing; see “Going Concern” for more information.

As of December 13, 2024, the company owns and/or operates the following subsidiaries.

●	The company owns 100% of GolfSuites Lubbock, LLC (“GolfSuites Lubbock”) facility which operates and owns a facility in Lubbock, Texas (“Lubbock”). The land where the Lubbock is located is leased from a third party.
●	The company owns 50% interest and manages GolfSuites Baton Rouge, LLC facility (“GolfSuites Baton Rouge”), which owns and operates a facility in Baton Rouge, Louisiana (“Baton Rouge”). A private investor owns the remaining 50% interest in GolfSuites Baton Rouge.
●	Similarly, the company owns a 50% interest and manages GolfSuites Madison, LLC (“GolfSuites Madison”) which owns property in Madison, Mississippi. The development of the GolfSuites Madison site has been discontinued, and the company is seeking a buyer for the site. A private investor owns the remaining 50% interest in GolfSuites Madison.
●	The company owns 100% of Gulf Suites Auburn, LLC (“GolfSuites Auburn”) which owns property in Auburn, Alabama. This property was purchased on August 18, 2023 and is not yet operational.
●	The company owns 100% of GolfSuites City Club 1, LLC (“GS City Club 1”) which has leased property in Tampa Florida and is not yet operational.
●	The company owns 100% of GolfSuites Birmingham, LLC. This entity is in contract to purchase land near Birmingham, Alabama to develop a GolfSuites facility.
●	The company owns 100% of GolfSuites Franchising, LLC (f/k/a AllPlayVentures, LLC) formed for purpose of franchising one or all three of our premier entertainment concepts.

Our wholly-owned subsidiary GolfSuites Tulsa, LLC leased and operated a facility (“Tulsa”) in Jenks, Oklahoma. On April 23, 2024, management decided that it was in the best interest of the company to close the Tulsa facility due to disputes with the owner of the property as well as prior and continued losses attributable to the site. See – “Litigation” and our consolidated financial statement (specifically, Note 1) for additional information.

The Facilities

Below are statistics related to each outdoor multi-floor facility.

	TULSA FACILITY*	LUBBOCK FACILITY	BATON ROUGE FACILITY	AUBURN FACILITY**
ENTERTAINMENT AMENITIES	60 golf suites.	56 golf suites.	40 golf suites.	40 golf suites
	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites will open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.
	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.
HOSPITALITY AMENITIES	2 restaurants and 2 bars.	2 restaurants and 2 bars.	1 restaurant and 1 bar.	1 restaurant and 1 bar.
OPERATIONAL STATISTICS	Multi-floor facility.	Multi-floor facility.	Single floor facility.	Single floor facility.
	Average weekly guests: Approximately 2,500 since September 2019 to present.	Average weekly guests: Approximately 2,500 since August 2020 to present.	Average weekly guests: Approximately 500 since June 2022 to present.	Average weekly guests: *not yet developed

*Closed as of April 23, 2024.

**Not yet operational. The approximately 10 acre site was purchased on August 18, 2023. Total development costs for this facility are expected to be approximately $9,500,000. The company intends to have this facility operational by September 2025.

Below are statistics related to each indoor GolfSuites City Club.

GS CITY CLUB 1 FACILTY*
ENTERTAINMENT AMENITIES	Eight indoor simulation lounges
These suites open up to the indoor dining area and incorporate comfortable seating, club storage, gaming and media displays.
HOSPITALITY AMENITIES	One bar and restaurant area with indoor seating, together with an outdoor dining area.
OPERATIONAL STATISTICS	N/A

*Not yet operational. On September 15, 2023, GolfSuites formed GS City Club 1for the purpose of leasing a site in downtown St. Petersburg, Florida. On September 21, 2023, the company entered into a five year lease on the property. GS City Club 1 will be GolfSuites’ first GolfSuites City Club.

To date, revenues have come from the following activities:

●	Driving range suite rentals.

●	Special events sales.

●	Food and beverage sales.

●	Coaching and instruction services.

●	Retail sales.

The company collects revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognize the revenue when the sale is made.

Cost of revenues for the company includes the cost of food, beverages, liquor, wine and beer sold to customers.

Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Baton Rouge and Lubbock were operational for entirety of the periods covered by this report. Tulsa was operational for all of first half of 2023 and in 2024 until the facility was closed.

Results of Operations

For the six months ended June 30, 2024 (“Interim 2024”) the company had $3,793,743 in revenue compared to the six months ended June 30, 2023 (“Interim 2023”), the company had $5,502,120 in revenues, a $1,708,377 (or 31%) decrease. The decrease in revenues is attributable to the closing of Tulsa.

The company’s cost of revenues decreased from $812,091 in Interim 2023 to $542,363, a $269,728 (or 33%) decrease. The decrease in costs of revenues was primarily related to the closing of Tulsa. Our gross profits decreased by $1,438,649 (or 31%) to $3,251,380 for Interim 2024 from $4,690,029 for Interim 2023. Our gross margins increased to 86% in Interim 2024 from 85% during Interim 2023.

Total operating expenses for Interim 2024 decreased to $3,460,749 from $4,825,472 for Interim 2023, a $1,364,723 (or 28%) increase. The primary drivers of the include the following:

●	A decrease of approximately $480,000 in operational salaries; $305,000 related to the closing of the Tulsa site; and $175,000 in efficiencies at the Lubbock and Baton Rouge facilities.
●	A decrease of approximately $114,000 in employee benefits and taxes. $20,000 of the decrease relates to Tulsa, and the remainder is from Lubbock and Baton Rouge.
●	A decrease of approximately $60,000 in equipment and repairs related to the Tulsa facility.
●	A decrease of approximately $90,000 in utilities and telephone, related to the Tulsa facility.
●	A decrease of approximately $50,000 in credit card fees, of which $41,000 relates to Tulsa and the remainder related to the lower level of sales at Lubbock.
●	A decrease of approximately $50,000 in property and local taxes related to the Tulsa facility.
●	A decrease of approximately $300,000 in other selling, general and administrative. $137,000 of the decrease relates to Tulsa and the remainder of the decrease relates to operational efficiencies implemented at Lubbock and Baton Rouge

In Interim 2023, the company recorded a employee retention credit (related to COVID-19 programs) of $475,547. There was no corresponding in Interim 2024.

The company records other income (expense) for interest expenses (related to its loans and mortgages), discontinued operations (related to the Tulsa closure), and miscellaneous other income (expense). The company had net other income of $944,733 in Interim 2024 compared with net other expense in Interim 2023 of $307,575. The increase was primarily driven by the recognition of $1,308,125 related to the closure of Tulsa.

In Interim 2024 and Interim 2023, $14,669 and $333,891 of our losses, respectively, were attributable to the other owner of GolfSuites Madison and GolfSuites Baton Rouge.

As a result of the foregoing, the company generated net income for Interim 2024 in the amount of $750,033 compared to $366,420 for Interim 2023 an increase of $277,353 (or 100%).

Liquidity and Capital Resources

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months ended June 30,
	2024	2023	$ Change
Net cash provided by (used in) operating activities	$(709,872)	$600,167	$(1,310,039)
Net cash used in investing activities	$(1,162,856)	$(757,946)	$(405,910)
Net cash provided by financing activities	$1,260,983	$189,316	$1,071,667

Cash used in operating activities for Interim 2024 was $709,872 compared to $600,167 in cash provided by operating activities for Interim 2023. The increase in cash used relates to accounting for Tulsa as a discontinued operation, as well as advances to GolfSuites, Inc. (our “Parent Company”).

As of June 30, 2024 the company advanced funds to our Parent Company totaling $800,840 compared to $56,686 as of June 30, 2023. These advances bear interest at 12% and will be collected when the advances are paid (expected in the first half of 2025).

Cash used in investing activities for Interim 2024 was $1,162,856 compared to $757,946 for Interim 2023. During Interim 2024 the company capitalized costs related to the development of Auburn and GS City Club 1.

Cash provided by financing activities was $1,260,983 for Interim 2024, compared to cash provided of $189,316 for Interim 2023. Interim 2024 reflected $600,000 in proceeds from notes payable that did not occur during Interim 2023, as well as proceeds from the issuance of common and preferred stock in Interim 2024 of $1,661,000 compared to $1,350,000 in Interim 2023.

As of June 30, 2024, the company has cash and cash equivalents of $193,187. Since inception, our activities have been funded from our revenues, cash advances from our Parent Company and management as well as funds raised in the company’s offerings under Regulation A as well as revenues from our operational facilities. With the closing of the Tulsa Facility our cash and cash equivalents has decreased.

The company plans to continue to try to raise additional capital through: (i) additional offerings (ii) mortgage financing and (iii) revenues from Lubbock and Baton Rouge. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

The company launched its second Regulation A offering in February 2021 which terminated in March 2022. The total amount raised in the offering was approximately, $3,391,706. The company launched its third Regulation A offering in May 2022 which was terminated in May 2023. The amount raised pursuant to the Regulation A offering totaled $3,606,669.

The company launched its fourth Regulation A offering in February 2024. Pursuant to this offering the company intends to issue 6,000,000 shares of Class A Common Stock for $60,000,000. As of June 30, 2024 the company has sold 907,377 shares for $8,943,169. Management intends to use funds in its current Reg A filing to provide for addition of new locations, additional working capital, and for repayment of various related party advances that have been used to fund operations to date.

Indebtedness

Advances from our Parent Company and its Shareholders

The Company has received working capital from GolfSuites, Inc. to cover expenses and costs while preparing for the securities offering. The total of these previously advanced funds was converted to Additional Paid-in Capital in 2023 and 2022 (see Note 7 in the financial statements).

In addition, the company received advances from shareholders of the Parent Company. The balance of these Parent Company shareholder advances totaled $250,517 as of June 30, 2024, December 31, 2023 and June 30, 2023. These advances are recorded as liabilities of the company. The company makes monthly 12% interest payments on these advances which mature December 31, 2024.

The company notes that these agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

Minority Interest

In addition, the company notes that the GolfSuites Madison property is listed for sale. The GolfSuites Madison and GolfSuites Baton Rouge subsidiaries have the same third-party investor. Under an agreement with that investor, upon consummation of a sale of that property, that investor should receive:

◦	All money invested by them which totals $1,712,000.
◦	Any preferred returns that have not been paid, will be paid.
◦	Any remaining cash will be paid to the individual investor to offset the balance owed to him on the principal and preferred return, which includes any payments owed under GolfSuites Baton Rouge as well.

We note these amounts will likely exceed the approximately $210,000 accounted for as “Minority interest in consolidating subsidiaries” currently reflected on the company’s balance sheet. For additional details, see “Note 2 – Summary of Significant Accounting Policies – Minority Interest” as well as GolfSuites Madison, LLC column in the consolidated balance sheet as well as the related operating agreements for GolfSuites Madison and GolfSuites Baton Rouge and the joint amendments attached to this report as Exhibits 6.9, 6.10 and 6.11.

Notes Payable and Lease Obligations

Notes payable consists of the following debt instruments as of June 30, 2024, December 31, 2023, and June 30, 2023.

Lubbock Facility

●	The company took over a construction loan with First United Bank, with an interest rate of 4%. As of Interim 2024, the company recorded $5,717,080 in liabilities for this mortgage; the mortgage was secured by a third-party guarantor. The note includes a balloon payment due September 2024. As of December 13, 2024 the balloon payment totaling, $5,683,680 has not yet been paid. The company intends to renegotiate the terms of the loans with the lender.
●	The company took over the Amended and Restated Ground Lease, executed on October 30, 2018, for a 5-year term. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes three 5-year options for renewal, which extends the lease termination date to 2038
●	The company took over a lease with Hub City Main Street Investments, LLC. The lease provides for a 5-year term with monthly payments of $2,500. This lease is often referred to as a nuisance lease as it is with the owner of the adjacent property owner because golf balls were going over the net surrounding the driving range and landing on the adjacent property. The lease expired on August 29, 2023.

Note Payable Secured by receipts of Lubbock

●	The original amount borrowed was $300,000 and the total to be repaid is $420,000. Payments are made weekly at a rate of 16% of receipts. The balance outstanding at Interim 2024 is $224,199.

Baton Rouge Facility

●	On February 9, 2021, the company entered into a lease agreement for an approximate 18-acre existing driving range located at 8181 Siegen Lane, Baton Rouge, Louisiana (the “Baton Rouge Facility”) and has a term of five years. The lease commenced on March 1, 2021. As of Interim 2024, the company recorded $675,058 in liabilities for this lease.

Madison Facility

●	The mortgage related to the acquisition of Madison land totaled $1,125,000, and that balance is outstanding at Interim 2024. The interest rate is 13%, with the balance due May 31, 2025.

Auburn Facility

●	The mortgage related to the acquisition of the Auburn land totaled $160,000 and the balance is outstanding at Interim 2024. The interest rate is 18%. The note matured on October 1, 2024. The company is continuing to make payments, is currently in discussion with the noteholder, and plans to repay loan with proceeds from the Regulation A offering.

●	The mortgage related to the acquisition of the Auburn land totaled $680,000 and the balance is outstanding at Interim 2024. The interest rate is 15%. The note matured on October 1, 2024. The company is continuing to make payments, is currently in discussion with the noteholder, and plans to repay loan with proceeds from the Regulation A offering.

Note Payable secured by credit card receivable

●	These notes do not carry a stated interest rate but a fixed amount of interest is financed at inception. The notes are due in one year or less. The total fixed interest is $145,000. The balance outstanding at Interim 2024 is $102,148.

Going Concern

These financial statements are prepared on a going concern basis. However, if the company is unable to raise new capital through its current Regulation A filing, which allows for a 3-year capital raising window, there will be significant doubt about the company’s ability to continue as a going concern. Conditions leading to this disclosure include: the company is in the start-up phase, as it seeks to add new locations and expand existing operations, and the occurrence of the Covid 19 epidemic during the company’s start-up phase, and the resulting negative impact on all types of restaurant and entertainment businesses.

Management is seeking to raise up to $30,000,000 through the current Regulation A filing and believes those funds will provide for the addition of new locations, additional working capital, and for repayment of various related party advances that have been used to fund operations to date.

Trends

Market Trends

GolfSuites participates in the recreational sporting and entertainment facilities market. It believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. GolfSuites competes for revenues from customer spending in each of these three sectors. Since money spent in those sectors is discretionary income, the company believes it is reliant on economic trends in the United States.

Tulsa Facility

As of April 23, 2024, the company closed the Tulsa facility. As reported on the financial statements for the fiscal year ended December 31, 2023, while Tulsa contributed $4,943,120 of our revenues (approximately 50%) it also contributed a disproportionate $1,176,068 of our operating net loss (69%). While the company believes that initially, we will have lower revenues, due to the operating expenses associated with this facility, the closure will prove to be an improvement to our operating results and financial health; however, there is no guarantee this will occur. Tulsa only represented a small part of our business plan.

GolfSuites Madison

The company is in the process of selling the Madison land. See “ – Minority Interest” above and Legal Matters below for further details.

Legal Matters

The company has three lawsuits filed against it. See below for additional information:

●	Lawsuit filed by shareholders of the Parent Company in the amount of $220,000.
●	Lawsuit filed by shareholders of the Parent Company in the amount of $85,000.
●	Lawsuit filed by a joint venture partner in GolfSuites Baton Rouge and GolfSuites Madison.

These amounts are guaranteed to the shareholders by the company’s chairman, Gerald Ellenburg. Mr. Ellenburg has issued an indemnification to the company for full payment of these obligations. The balances are included in Advances from Shareholders of GolfSuites, Inc., reflected on the balance sheet.

We believe the lawsuit filed by the joint venture partner is not relative to any finite or obligatory amount. It is a suit based on his assertions of misrepresentations he feels were made by the company for the investments he made. Settlement discussions are ongoing along with a pending sale of the land owned by GolfSuites Madison, LLC. We believe this anticipated sale along with capital that the company plans to contribute should satisfactorily liquidate this partner and the company will result as the sole owner of GolfSuites Baton Rouge, LLC and GolfSuites Madison, LLC.

Capital Advisor Agreements and Advertiser Share Sales

The company is party to seven capital advisor, marketing, and financial consulting agreements with:

◦	Sienna Capital Partners, mortgage bankers for construction and permanent mortgage debt (since 2021).
◦	Dealmaker Reach, Reg A marketing advisors.
◦	Domani Capital, LLC, equity capital advisors.
◦	Wallachbeth Capital, LLC, equity capital advisors.
◦	Kelson Capital, LLC, equity capital advisors.
◦	Genesis Capital, debt providers.

Domani Capital, LLC was paid $71,600 from January 1, 2024 through June 30, 2024. All other advisors are to be paid on a “success – fee” basis and have not been paid any fees during this same time period.

KHBH, LLC a Kevin Harrington TV affiliate, acquired 900,000 Class B common shares, at par, from GS during the first quarter of 2024. Kevin Harrington TV advises the Company on marketing, internet, social media, and public relations. Mr. Harrington is a paid advertiser for Reg A share sales.

Business – Next 12 Months

The company continues to build on its business plan in the creation of a golf entertainment brand and notes the following other trends:

●	Continuation of the operations of Lubbock and Baton Rouge facilities.
●	Approximate $250,000 capital improvement at Baton Rouge.
●	Establishment of 2 new types of venues

o	GolfSuites City Club, an urban upscale indoor golf simulator lounge, including memberships, professional instruction, and fine dining and beverage; the first facility of this venue is in possession and commencing development in St. Petersburg, Florida.
o	GolfSuites 19th Hole, suburban casual indoor golf simulator lounge with initial site in negotiation in the Tampa Bay area.

●	The company’s third open air driving range facility in construction near Auburn University, in Alabama.
●	The company is in purchase contract negotiations for its fourth outdoor driving range facility near Birmingham, Alabama.
●	On land that the company owns in Madison, Mississippi, it is currently anticipated that a 19th Hole venue will be developed. If such development does not occur, this land will be sold.
●	For the Tulsa location, see “Note 1” in the financial statements for a description of the remaining issues relating to litigation and closing procedures.
●	The company formed a franchising subsidiary, GolfSuites Franchising, LLC (f/k/a AllPlayVentures, LLC). The franchising entity provides interested parties with the ability to franchise one or all three of our premier entertainment facilities concepts:

o	GolfSuites: 40-bay outdoor driving ranges.
o	19th Hole: indoor casual simulator lounges.
o	City Club: indoor upscale simulator lounges.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Six Months Ended June 30, 2024 and 2023

UNAUDITED - NO ASSURANCE GIVEN

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Six Months Ended June 30, 2024 and 2023

UNAUDITED - NO ASSURANCE GIVEN

GolfSuites 1, Inc. and Subsidiaries
Consolidated Balance Sheets
As of June 30, 2024, December 31, 2023 and June 30, 2023
UNAUDITED - NO ASSURANCE GIVEN

	June	December	June
	2024	2023	2023
ASSETS
Current assets
Cash and cash equivalents	$193,187	$804,932	$258,979
Accounts receivable	387,255	610,901	530,892
Inventory	70,101	181,014	213,363
Prepaid expenses	90,498	162,947	205,259
Total current assets	741,041	1,759,794	1,208,493
Property, plant and equipment, net
Land and building improvements	12,450,951	12,748,092	11,623,367
Furniture, fixtures and equipment	4,930,520	5,147,369	5,154,126
Construction in progress	815,645	293,495	-
Accumulated depreciation	(4,198,846)	(4,263,224)	(3,941,301)
Property, plant and equipment, net	13,998,270	13,925,732	12,836,192
Right of use assets, net of accumulated amortization	10,486,912	15,828,710	8,291,701
Other assets
Other assets	59,176	85,316	83,904
Advances to GolfSuites, Inc. (parent company)	800,840	-	56,686
Goodwill	889,495	1,749,255	1,749,255
Total other assets	1,749,511	1,834,571	1,889,845
TOTAL ASSETS	$26,975,734	$33,348,807	$24,226,231

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$8,008,427	$7,258,819	$211,573
Lease liabilities, current portion	125,790	248,439	241,733
Accounts payable and accrued expenses	1,435,059	3,632,812	1,914,486
EIDL loans payable	136,742	289,397	293,783
Total current liabilities	9,706,018	11,429,467	2,661,575
Non-current liabilities
Notes payable, long-term portion	-	1,150,912	6,855,532
Lease liabilities, long-term portion	10,700,835	16,191,022	8,559,275
Advances from shareholders of Golfsuites, Inc. (parent company)	250,517	250,517	250,517
Advances from GolfSuites, Inc. (parent company)	-	-	-
Total non-current liabilities	10,951,352	17,592,451	15,665,324
TOTAL LIABILITIES	20,657,370	29,021,918	18,326,899
Stockholders' equity
Common stock, Class A: 132,000,000 shares authorized, $0.00001 par, 971,397, 366,562, and 21,700 shares issued and outstanding, respectively	10	4	-
Common stock, Class B: 18,000,000 shares authorized, $0.00001 par, 18,000,000 shares issued and outstanding	180	180	180
Additional paid-in capital	4,431,652	3,464,134	2,802,383
Preferred stock, Class A: 10,000,000 shares authorized, 907,377, 920,490 and 919,228 shares issued and outstanding, respectively	8,943,169	8,249,480	8,219,727
Preferred stock, Other: 40,000,000 shares authorized, no shares issued and outstanding	-	-	-
Minority interest in consolidated subsidiaries	211,048	225,717	368,933
Retained earnings	(7,267,695)	(7,612,626)	(5,491,891)
TOTAL EQUITY	6,318,364	4,326,889	5,899,332
TOTAL LIABILITIES AND EQUITY	$26,975,734	$33,348,807	$24,226,231

The accompanying notes are an integral part of these financial statements

GolfSuites 1, Inc. and Subsidiaries
Consolidated Statement of Operations
For the Six Months Ended June 30, 2024 and 2023
UNAUDITED - NO ASSURANCE GIVEN

	2024	2023
Revenues	$3,793,743	$5,502,120
Cost of revenues	542,363	812,091
Gross profit	3,251,380	4,690,029
Operating expenses
Advertising and marketing	65,513	110,929
Salaries - operational	1,062,564	1,540,705
Employee benefits and taxes	247,860	361,587
Property lease and affiliated costs	102,078	97,641
Equipment and repairs	135,168	194,965
Gaming, software and license fees	216,354	200,681
Utilities and telephone	226,609	338,295
Credit card fees	104,044	157,546
Insurance	198,634	202,019
Professional fees	15,079	34,763
Property and local taxes	167,194	212,056
Other selling, general and administrative	199,032	504,928
Management fees	126,796	198,314
Depreciation and amortization	593,824	671,043
Total operating expenses	3,460,749	4,825,472
Net operating profit (loss)	(209,369)	(135,443)
Income from Covid 19 relief programs
Employee retention credit	-	475,547
Net income before other income (expense)	(209,369)	340,104
Other income (expense)
Interest expense	(363,312)	(321,908)
Discontinued operations	1,308,125	-
Other income	(80)	14,333
Net other income (expense)	944,733	(307,575)
Net income (loss) before minority interest	735,364	32,529
Minority interest share of subsidiary loss	14,669	333,891
Net income	750,033	366,420
Dividends on preferred stock	-	(277,353)
Net income applicable to common stockholders	$750,033	$89,067

Basic income per common share	$0.04018	$0.00495
Diluted income per common share	$0.03668	$0.00471

Weighted average common shares	18,669,070	18,010,850
Weighted average diluted common shares	20,450,731	18,924,945

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity (Deficit)
For the Six Months Ended June 30, 2024 and 2023
UNAUDITED - NO ASSURANCE GIVEN

										Minority		Total
	Class A		Class B		Additional	Class A		Other		Interest In	Retained	Stockholders'
	Common Stock		Common Stock		Paid-In	Preferred Stock		Preferred Stock		Consolidated	Earnings, Net	Equity
	Shares	Value	Shares	Value	Capital	Shares	Value	Shares	Value	Subsidiaries	of Dividends	(Deficit)
Balance as of December 31, 2022	-	$-	18,000,000	$180	$2,696,442	867,728	$6,948,660	-	$-	$702,824	$(5,276,781)	$5,071,325
Share issuance	21,700	-	-	-	78,500	51,500	1,271,067	-	-	-	-	1,349,567
Contributed capital	-	-	-	-	27,441	-	-	-	-	-	-	27,441
Minority interest investment, net of distributions	-	-	-	-	-	-	-	-	-	-	-	-
Minority interest in loss of consolidated subsidiaries	-	-	-	-	-	-	-	-	-	(333,891)	-	(333,891)
Net income	-	-	-	-	-	-	-	-	-	-	366,420	366,420
Reg A and Reg D share sale costs	-	-	-	-	-	-	-	-	-	-	(304,177)	(304,177)
Dividends	-	-	-	-	-	-	-	-	-	-	(277,353)	(277,353)
Balance as of June 30, 2023	21,700	-	18,000,000	180	2,802,383	919,228	8,219,727	-	-	368,933	(5,491,891)	5,899,332
Share issuance	344,862	4	-	-	458,537	1,262	29,753	-	-	-	-	488,294
Contributed capital	-	-	-	-	203,214	-	-	-	-	-	-	203,214
Minority interest investment, net of distributions	-	-	-	-	-	-	-	-	-	(25,000)	-	(25,000)
Minority interest in loss of consolidated subsidiaries	-	-	-	-	-	-	-	-	-	(118,216)	-	(118,216)
Net loss	-	-	-	-	-	-	-	-	-	-	(2,070,767)	(2,070,767)
Reg A and Reg D share sale costs	-	-	-	-	-	-	-	-	-	-	(49,968)	(49,968)
Dividends	-	-	-	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2023	366,562	4	18,000,000	180	3,464,134	920,490	8,249,480	-	-	225,717	(7,612,626)	4,326,889
Share issuance	588,040	6	-	-	827,927	3,682	833,280	-	-	-	-	1,661,213
Preferred Class A converted to Common Class A	16,795	-	-	-	139,591	(16,795)	(139,591)	-	-	-	-	-
Minority interest investment, net of distributions	-	-	-	-	-	-	-	-	-	-	-	-
Minority interest in loss of consolidated subsidiaries	-	-	-	-	-	-	-	-	-	(14,669)	-	(14,669)
Net income	-	-	-	-	-	-	-	-	-	-	750,033	750,033
Reg A and Reg D share sale costs	-	-	-	-	-	-	-	-	-	-	(405,102)	(405,102)
Dividends	-	-	-	-	-	-	-	-	-	-	-	-
Balance as of June 30, 2024	971,397	$10	18,000,000	$180	$4,431,652	907,377	$8,943,169	-	$-	$211,048	$(7,267,695)	$6,318,364

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
For the Six Months Ended June 30, 2024 and 2023
UNAUDITED - NO ASSURANCE GIVEN

	2024	2023
Cash Flows from Operating Activities
Net income (loss) before minority interest	$735,364	$32,529
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	593,824	671,043
Changes in operating assets and liabilities
Accounts receivable	(109,257)	(476,425)
Inventory	33,496	95,590
Prepaid expenses	22,403	162,336
Accounts payable and accrued expenses	122,123	157,864
Other assets	(799,700)	(42,770)
Discontinued operations	(1,308,125)	-
Net cash provided by (used in) operating activities	(709,872)	600,167

Cash Flows from Investing Activities
Purchase of property and equipment	(1,162,856)	(725,103)
Right of use asset acquisitions	-	(32,843)
Net cash used in investing activities	(1,162,856)	(757,946)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	827,933	78,500
Proceeds from issuance of preferred stock	833,280	1,271,067
Minority interest investor in subsidiary, proceeds net of distributions	-	-
Principal payments of EIDL loans	(3,655)	(4,386)
Proceeds from notes payable	600,000	-
Proceeds from right of use asset lease liabilities	-	-
Principal payments on mortgages, equipment loans and leases	(591,473)	(445,259)
Shareholder and related party advances, net	-	(4,961)
Dividend payments	-	(277,353)
Reg A and Reg D share sale costs	(405,102)	(428,292)
Net cash provided by (used in) financing activities	1,260,983	189,316
Net Change In Cash and Cash Equivalents	(611,745)	31,537
Cash and Cash Equivalents, Beginning of Period	804,932	227,442
Cash and Cash Equivalents, End of Period	$193,187	$258,979

Noncash Activities:
Minority interest share of subsidiary loss	$14,669	$333,891
Financing Activities:
Conversion of shareholder and related party advances to additional paid-in capital	-	27,441

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of June 30, 2024

UNAUDITED – NO ASSURANCE GIVEN

NOTE 1 - NATURE OF OPERATIONS

GolfSuites 1, Inc. (which may be referred to as “GS 1”, the “Company”, “we”, “us”, or “our”) is an early-stage company devoted to the development and operation of golf driving range and entertainment centers in the United States. The Company operates under the brand GOLFSUITES. The Company oversees the acquisition of land, zoning, entitlement, design, construction and operation of the existing and planned future facilities.

The Company owns 100% of GolfSuites Tulsa, LLC ("Tulsa") and GolfSuites Lubbock, LLC (“Lubbock”). Lubbock was formerly operated under the 4ORE! Golf brand, but was rebranded to the GolfSuites brand in 2023. GS 1 owns a 50% interest in GolfSuites Baton Rouge, LLC (“Baton Rouge”) along with a joint venture investor who has $1,000,000 invested in Baton Rouge. GS 1 also owns a 50% interest in GolfSuites Madison, LLC (“Madison”) with the same joint venture investor who has $712,000 invested in Madison. Tulsa, Lubbock, and Baton Rouge operated for all of 2023, but Madison has been deemed inappropriate for an outdoor driving range and is currently being studied for an indoor simulator lounge under the Company’s new 19th Hole brand; if the site does not qualify for this form of development, it will be sold. Also, in April 2024 the Company closed its Tulsa facility due to ongoing disputes with the facility owner / lessor. In July 2023, GS 1 formed a 100% owned subsidiary, GolfSuites Auburn, LLC (“Auburn”). On August 18, 2023, GS 1 acquired land near Auburn University in Alabama. That site is now under development.

In September 2023 GS 1 formed a 100% owned subsidiary GolfSuites City Club 1, LLC (“City Club 1”). On September 21, 2023 City Club 1 entered into a lease agreement for its first facility in downtown St. Petersburg, FL, which is now being developed. City Club 1 represents the Company’s entrance into the indoor simulation and lounge business, with planned nationwide development of similar urban, upscale lounges.

Tulsa had been in a legal dispute with the owner of the facility it leased since late 2019. This dispute has been centered around faulty physical plant conditions that the Company feels were not disclosed at the time the lease was executed. The Company attempted to acquire the facility in 2020 and early 2021 but was unable to consummate a transaction with the owner. As discussions ensued over a solution to the large capital outlays needed to remedy the faulty conditions – primarily faulty turf across approximately 10 acres of open field, estimated to cost $2 million to re-construct – certain lease payments were withheld to offset the anticipated cost of re-construction. Because the facility is owned by a sovereign Native American Tribe, disputes such as this one were governed under tribal law; the lease also requires following tribal law. The Company took legal action against the owner in late 2023 to enforce some mechanism of fixing the facility, and that legal action ended with judgments against the Company, leaving us with the option of spending more than $2 million to fix the facility or simply vacating it. Additionally, disputes later arose around the language pertaining to participating rent / sharing of profits at the facility. The facility owner posited that additional rent was due given their interpretation of the lease terms, to which the Company has been diametrically opposed.

Given these circumstances, Management decided on April 23, 2024, given the position of the tribal court and the prohibitive cost of appealing the court decision, to simply close the location. While revenues from Tulsa accounted for almost half of annual revenue, it posted a material loss for 2023; such losses would continue, given our inability to work out a solution to the faulty facility and our inability to come to agreement on ultimate lease terms. Management’s decision was based on discontinuing Tulsa operating losses while concurrently avoiding a $2 million plus capital expenditure. Management determined that capital would be better expended on the new facilities the company is currently developing.

The results of Tulsa operations through April 24, 2024 are included in the statement of operations. Subsequently, the liabilities, net of assets, related to Tulsa, were written-off resulting in Income from Discontinued Operations of $1,308,125, reflected in the other income section of the statement of operations. Following is a summary of the components of the items making up the Income from Discontinued Operations as of April 24, 2024.

Current liabilities	$1,200,472
Notes payable and lease liabilities	8,626,300
Total liabilities	9,826,772
Current assets	1,461,746
Property, equipment and right of use assets	6,172,141
Goodwill	859,760
Other assets	25,000
Total assets	8,518,647
Income from discontinued operations	$1,308,125

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, economic downturn, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2024, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of currency held in the Company’s checking accounts. As of June 30, 2024, GS 1’s consolidated cash balances totaled $193,187.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. Balances due from credit card companies are included in accounts receivable. As of June 30, 2024 accounts receivable included $250,022 related to Employee Retention Credits – see Note 9 for additional details. The Employee Retention Credits were filed for in 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation for the years ended June 30, 2024 and 2023 totaled $417,350 and $343,372 respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2024, December 31, 2023 and June 30, 2023 net property, plant and equipment consisted of the following:

	2024	2023
	June 30	December 31	June 30
By Asset Category:
Land and building improvements	$12,450,951	$12,748,092	$11,623,367
Furniture, fixtures and equipment	4,930,520	5,147,369	5,154,126
Construction in progress	815,645	293,495	-
Acumulated depreciation	(4,198,846)	(4,263,224)	(3,941,301)
Total	$13,998,270	$13,925,732	$12,836,192

Capitalized Development Costs

The Company has capitalized development fees under contractual agreements with its parent company, GolfSuites, Inc. (“GS”). These costs totaled $848,080 as of June 30, 2024 and relate to planning, design and construction oversight; therefore, these costs are capitalized with the cost of construction and / or initial asset acquisition, needed to prepare each facility for the start of operations. These costs are depreciated with the assets to which they relate.

Goodwill

The Company recorded Goodwill related to the acquisition of its Tulsa and Lubbock golf operating entities in 2019 and 2020 respectively. Management has reviewed the amounts recorded as Goodwill in accordance with ASC 350-20-35-3C and has determined that the fair values of Lubbock are greater than carrying values, including Goodwill. Therefore, no impairment losses were recorded. The value recorded as Goodwill for Tulsa was written-off as of April 24, 2024, as detailed above. Following is a summary of the Goodwill values reported on the balance sheet as of June 30, 2024, December 31, 2023 and June 30, 2023.

	2024	2023
	June 30	December 31	June 30
Tulsa	$-	$859,760	$859,760
Lubbock	889,495	889,495	889,495
Total	$889,495	$1,749,255	$1,749,255

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2024 and 2023 the Company had no uncertain tax positions requiring accruals.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Minority Interest

GS 1 and an individual investor are each 50% owners of Baton Rouge and Madison (see Note 1). GS 1 has both managerial and financial control of the entities. Because of this control, Baton Rouge and Madison are included in the consolidated financial statements of GS 1. The managerial control is defined in the operating agreements, which provide for GS 1 to be the sole manager of each entity. Minority interest reflected in the equity section of the consolidated balance sheet represents the individual investor’s original investment, net of losses allocated and preferred distributions.

The Madison property is listed for sale. Upon consummation of a sale of that property the amended operating agreement calls for the following:

◦	All money invested by the individual investor will be returned.
◦	Any preferred returns that have not been paid, will be paid.
◦	Any remaining cash will be paid to the individual investor to offset the balance owed to him on the principal and preferred return.

Revenue Recognition

Since inception, the Company adopted ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Cost of Revenues

The cost of items sold, including food, beverages and retail items are included in the cost of revenues.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Development & Management Fees

Pursuant to a Management Services Agreement (“MSA”) that exists between GS and GS 1, fees for development and management of assets are due and paid from GS 1 to GS. GS 1 pays 3% of the total cost of new assets acquired or developed as development fees on its facilities to GS, and it pays 4% of gross operating revenue as management fees to GolfSuites. Management fees are reflected on the GS 1 Statement of Operations as operating expenses.

Earnings per Share

Earnings per share amounts are calculated based on the weighted-average number of shares of common stock outstanding in each year. The basic loss per share is based only on the weighted-average of common shares outstanding. The diluted loss per share is based on the weighted-average of common shares outstanding plus Class A preferred shares, which are convertible to one share of common stock. In accordance with ASC 260-10-45-11, the income or loss used in the earnings per share calculation is the net income (loss), further reduced by the amount of preferred share dividends, to arrive at the net income (loss) applicable to common shares.

Common and Preferred Share Sales and Affiliated Costs

GS 1 collected $827,933 and $78,500 in common share sales in the six months ended June 30, 2024 and 2023, respectively. Preferred share sales totaled $833,280 and $1,271,067 for the six months ended June 30, 2024 and 2023, respectively. The Company paid $405,102 and $304,177 related to those periods, in costs including direct compensation, platform facilitating, marketing, share issuance / administration, and advertising for the sale of such shares. The cost ratio for each of those periods is 24.4% and 22.5%, respectively.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Management believes the risk of loss is minimal.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The Company implemented ASU No. 2016-02 for lease accounting in 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has incurred costs of its start-up operations, capital raising, and seeking to bring operations to positions of profitability. As such, no material tax provision yet exists.

NOTE 4 – NOTES PAYABLE

Notes payable consists of the following debt instruments as of June 30, 2024, December 31, 2023 and June 30, 2023.

	2024	2023
	June 30	December 31	June 30
Note payable bank, due in monthly installments of $3,773 through July 2025, with interest of 5.25%. The note relates to the acquisition of golf ball dispensers in Tulsa, which are security for the note.	$-	$68,685	$58,934

Note payable due in monthly installments of $32,170 through August 26, 2023, with interest of 5.85%. The note payable was used to finance the business insurance for Tulsa, Lubbock and Baton Rouge for the current policy year, and is unsecured.	-	-	47,706

Note payable bank, due in monthly installments of $33,410 through September 2024, with an interest rate of 4.00%. The note includes a balloon payment due September 30, 2024 and is secured by a mortgage on the Lubbock building.	5,717,080	5,775,286	5,835,465

Subtotal of items above	$5,717,080	$5,843,971	$5,942,105

	2024	2023
	June 30	December 31	June 30
Total from previous page	$5,717,080	$5,843,971	$5,942,105

Note payable mortgage lender, with interest only payments of $12,187.50, at 13% interest. The note matures May 31, 2025 and is secured by the mortgage on the Madison land.	1,125,000	1,125,000	1,125,000

Note payable mortgage lender, with interest only payments of $2,400 per month, at 18% interest. The note matures October 1, 2024 and is secured by the mortgage on the Auburn land. It is expected to be repaid from proceeds from the Reg A filing.	160,000	160,000	-

Note payable mortgage lender, with interest only payments of $8,500 per month, at 15% interest. The note matures October 1, 2024 and is secured by the mortgage on the Auburn land. It is expected to be repaid from proceeds from the Reg A filing.	680,000	680,000	-

Notes payable secured by credit card receivable balances. The notes do not carry a stated interest rate, but a fixed amount of interest is financed at note inception. The notes are due in one year or less, and interest is amortized to interest expense over the expected life of the notes. The total fixed interest on these notes totals $145,000. The unamortized interest balance at June 30, 2024 totals $38,810 and is included in prepaid expenses on the balance sheet.	102,148	600,760	-

Note payable secured by receipts of Lubbock. The original amount borrowed iwas $300,000 and the total to be repaid is $420,000. Payments are made weekly at the rate of 16% of receipts. The estimated average weekly payment is $11,666.67	224,199	-	-

Total notes payable	8,008,427	8,409,731	7,067,105

Current portion of notes payable	8,008,427	7,258,819	211,573

Long-term portion of notes payable	$-	$1,150,912	$6,855,532

The principal portion of note payments for the twelve month periods ending June 30:

2025	$8,008,427
Thereafter	-
Total	$8,008,427

NOTE 5 – RIGHT OF USE ASSETS & CAPITALIZED LEASE OBLIGATIONS

Lubbock, Baton Rouge and City Club 1 lease land and/or buildings for each of those operations. In accordance with GAAP, the right of use assets are reflected in the attached balance sheet at the present value of future lease payments, as are the related lease liabilities, over the term of the respective leases.

Lubbock assumed the lease of land, that began prior to acquisition, on August 19, 2020; the present value of future lease payments was recorded at the acquisition date. Baton Rouge entered into a lease for land beginning March 1, 2021. The lease is for five years and Baton Rouge has the option to extend the lease for two additional five year terms. The present value of future lease payments, based on a 15 year lease, was recorded as of the lease inception. City Club 1 entered into a building lease beginning September 21, 2023. The lease is for five years and City Club 1 has the option to extend the lease for three additional five year terms. The present value of future lease payments, based on a 20 year lease, was recorded as of the lease inception. Due to the lease payment schedule, the early year payments do not fully amortize the lease. Therefore, the payment short-fall is capitalized monthly, until the payments are at a level to fully amortize the lease. The initial present value of the lease is $7,593,019; at June 30, 2024 that value has increased to $8,064,894.

The incremental borrowing rate at inception or assumption of the leases is used in the present value calculations. The discount rate used for Lubbock and Baton Rouge is 4.000%, and the rate used for City Club 1 is 8.5%. The right of use assets are amortized straight-line over the life of each lease.

The lease payments over the life of the lease are as follows:

◦	Lubbock – initial monthly payment is increased 2% on November 1 of each year;
◦	Baton Rouge – initial monthly payment is increased to $3,300 and $5,000 on March 1, 2022 and 2023, respectively. Subsequently, rents increase 10% for each renewal.
◦	City Club 1 – the initial monthly payment is $51,688 which increases 4% per year for each year of the initial lease term and the first year of the first renewal term. Subsequent rental increases will be determined based on the fair market rental values; the present value calculations for this lease assume 4% annual increases throughout the life of the lease.

The table below provides a summary of the capitalized leases as of June 30, 2024

	Lubbock	Baton Rouge	City Club 1	Total
Right of use asset value	$2,437,633	$649,086	$8,064,894	$11,151,613
Accumulated amortization	(520,461)	(144,240)	-	(664,701)
Right of use assets, net	$1,917,172	$504,846	$8,064,894	$10,486,912

Principal portion of lease obligation payments for the twelve month periods ending June 30:

2025	$125,790
2026	136,480
2027	149,767
2028	159,568
2029	176,920
Thereafter	10,078,100
Total	$10,826,625

The minimum lease payments for the next five years, under the lease obligations, for the twelve month periods ending June 30:

2025	$816,285
2026	996,979
2027	1,029,695
2028	1,063,578
2029	1,098,669
Total	$5,005,206

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The company has three lawsuits filed against it.  See below for additional information:

◦	Lawsuit filed by shareholders of the Parent Company in the amount of $220,000.
◦	Lawsuit filed by shareholders of the Parent Company in the amount of $85,000.
◦	Lawsuit filed by a joint venture partner in GolfSuites Baton Rouge and GolfSuites Madison.

These amounts are guaranteed to the shareholders by the company’s chairman, Gerald Ellenburg.  Mr. Ellenburg has issued an indemnification to the company for full payment of these obligations.  The balances are included in Advances from Shareholders of GolfSuites, Inc., reflected on the balance sheet.

We believe the lawsuit filed by the joint venture partner is not relative to any finite or obligatory amount. It is a suit based on his assertions of misrepresentations he feels were made by the company for the investments he made. Settlement discussions are ongoing along with a pending sale of the land owned by GolfSuites Madison, LLC. We believe this anticipated sale along with capital that the company plans to contribute should satisfactorily liquidate this partner and the company will result as the sole owner of GolfSuites Baton Rouge, LLC and GolfSuites Madison, LLC.

NOTE 7 – EQUITY

The Company has authorized 132,000,000 shares of Class A common stock and 18,000,000 of Class B common stock, each with a par value of $0.00001 per share. As of June 30, 2024 there were 971,397 shares of Class A common stock issued and outstanding; all Class B common stock is issued, outstanding; 17,100,000 shares are held by GS, the Company’s parent company, and 900,000 shares are held by KHBH, LLC, a Keving Harrington TV affiliate. Kevin Harrington TV advises the Company on marketing, internet, social media, and public relations. Mr. Harrington is a paid advertiser for Reg A share sales. In the six months ended June 30, 2023, GS contributed $27,441 to GS 1 that is included in the balance sheet as Additional Paid-in Capital. In addition, the Company has authorized 10,000,000 shares of Class A preferred stock and 40,000,000 of other preferred stock. As of June 30, 2024, 907,377 shares of Class A preferred stock have been issued, are outstanding, and no other preferred stock is issued or outstanding. Class A preferred stock is convertible into Class A common stock. In the six months ended June 30, 2024, 16,795 Class A preferred shares were converted to 16,795 shares of Class A common stock. See the Consolidated Statement of Stockholders’ Equity (Deficit) for details of activity for each equity component.

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the certificate of incorporation, as amended.

NOTE 8 – RELATED PARY TRANSACTIONS

The Company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The total of these previously advanced funds was converted to Additional Paid-in Capital in 2023 and 2022 (see Note 7 – Equity, above). As of June 30, 2024 the Company advanced funds to GS totaling $800,840. These advances bear interest at 12% and will be collected when the advances are paid (expected in the first half of 2025). In addition, the Company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $250,517 as of June 30, 2024, December 31, 2023 and June 30, 2023. These advances are recorded as liabilities of the Company. The Company makes monthly 12% interest payments on these advances which mature December 31, 2024.

NOTE 9 – PPP LOAN FORGIVENESS & EMPLOYEE RETENTION CREDITS

Employee Retention Credits

Tulsa and Lubbock qualified for employee retention credits related to employee payroll taxes for 2020 and 2021. Claims for refund were filed with the IRS in 2023. As of June 30, 2024, accounts receivable includes $250,022 related to the retention credits for Lubbock. The receivable of $225,525 related to Tulsa was written-off and is included in the income from discontinued operations.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. However, if the Company is unable to raise new capital through its current Reg A filing, which allows for a 3-year capital raising window, there will be significant doubt about the Company’s ability to continue as a going concern. Conditions leading to this disclosure include: the Company is in the start-up phase, as it seeks to add new locations and expand existing operations, and the occurrence of the Covid 19 epidemic during the Company’s start-up phase, and the resulting negative impact on all types of restaurant and entertainment businesses.

Management is seeking to raise $30,000,000 through the current Reg A filing and believes those funds will provide for the addition of new locations, additional working capital, and for repayment of various related party advances that have been used to fund operations to date.

NOTE 11 – CAPITAL ADVISOR AGREEMENTS & ADVERTISER SHARE SALES

Capital Advisor Agreements

The Company is party to seven capital advisor, marketing, and financial consulting agreements with:

◦	Sienna Capital Partners, mortgage bankers for construction and permanent mortgage debt (since 2021).
◦	Dealmaker Reach, Reg A marketing advisors.
◦	Domani Capital, LLC, equity capital advisors.
◦	Wallachbeth Capital, LLC, equity capital advisors.
◦	Kelson Capital, LLC, equity capital advisors.
◦	Genesis Capital, debt providers.

Domani Capital, LLC was paid $71,600 from January 1, 2024 through June 30, 2024. All other advisors are to be paid on a “success – fee” basis and have not been paid any fees during this same time period.

Advertiser Share Sales

KHBH, LLC a Kevin Harrington TV affiliate, acquired 900,000 Class B common shares, at par, from GS during the first quarter of 2024. After the transaction GS owns 17,100,000 Class B common shares. Kevin Harrington TV advises the Company on marketing, internet, social media, and public relations. Mr. Harrington is a paid advertiser for Reg A share sales.

NOTE 12 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through the date these financial statements were issued. Based on this evaluation, no other material subsequent events were identified which would require adjustment or disclosure in the financial statements as of June 30, 2024.

GolfSuites 1, Inc. and Subsidiaries
Consolidating Balance Sheets
As of June 30, 2024, December 31, 2023 and June 30, 2023
UNAUDITED - NO ASSURANCE GIVEN

	GolfSuites 1, Inc.	GolfSuites Tulsa, LLC	GolfSuites Lubbock, LLC	GolfSuites Baton Rouge, LLC	GolfSuites Madison, LLC	GolfSuites Auburn, LLC	GolfSuites City Club 1, LLC	GolfSuites Birmingham, LLC	GolfSuites Riverview, LLC	GS Ventures 1, LLC	All Play Ventures, LLC	Combined
ASSETS
Current assets
Cash and cash equivalents	$-	$-	$114,934	$22,752	$-	$150	$151	$25,000	$30,000	$100	$100	$193,187
Accounts receivable	1,700	-	354,075	31,480	-	-	-	-	-	-	-	387,255
Inventory	-	-	50,094	20,007	-	-	-	-	-	-	-	70,101
Prepaid expenses	-	-	35,313	3,497	-	-	51,688	-	-	-	-	90,498
Total current assets	1,700	-	554,416	77,736	-	150	51,839	25,000	30,000	100	100	741,041
Property, plant and equipment, net
Land and building improvements	-	-	6,992,098	2,063,266	2,251,355	1,144,232	-	-	-	-	-	12,450,951
Furniture, fixtures and equipment	-	-	3,824,893	1,105,627	-	-	-	-	-	-	-	4,930,520
Construction in progress	-	-	-	-	-	212,635	603,010	-	-	-	-	815,645
Accumulated depreciation	-	-	(3,772,082)	(426,764)	-	-	-	-	-	-	-	(4,198,846)
Property, plant and equipment, net	-	-	7,044,909	2,742,129	2,251,355	1,356,867	603,010	-	-	-	-	13,998,270
Right of use assets, net of accumulated amortization	-	-	1,917,172	504,846	-	-	8,064,894	-	-	-	-	10,486,912
Other assets
Investment in subsidiaries	5,999,463	-	-	-	-	-	-	-	-	-	-	5,999,463
Other assets	-	-	19,786	-	-	39,390	-	-	-	-	-	59,176
Intercompany advances	(434,428)	-	587,335	(58,400)	-	(70,402)	(24,105)	-	-	-	-	-
Advances to GolfSuites, Inc. (parent company)	800,840	-	-	-	-	-	-	-	-	-	-	800,840
Goodwill	-	-	889,495	-	-	-	-	-	-	-	-	889,495
Total other assets	6,365,875	-	1,496,616	(58,400)	-	(31,012)	(24,105)	-	-	-	-	7,748,974
TOTAL ASSETS	$6,367,575	$-	$11,013,113	$3,266,311	$2,251,355	$1,326,005	$8,695,638	$25,000	$30,000	$100	$100	$32,975,197

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$-	$-	$6,032,732	$10,695	$1,125,000	$840,000	$-	$-	$-	$-	$-	$8,008,427
Lease liabilities, current portion	-	-	90,252	35,538	-	-	-	-	-	-	-	125,790
Accounts payable and accrued expenses	9,742	-	1,224,215	195,716	-	883	4,500	-	-	-	-	1,435,056
EIDL loans payable	-	-	136,742	-	-	-	-	-	-	-	-	136,742
Total current liabilities	9,742	-	7,483,941	241,949	1,125,000	840,883	4,500	-	-	-	-	9,706,015
Non-current liabilities
Notes payable, long-term portion	-	-	-	-	-	-	-	-	-	-	-	-
Lease liabilities, long-term portion	-	-	2,057,465	592,188	-	-	8,051,182	-	-	-	-	10,700,835
Advances from shareholders of Golfsuites, Inc. (parent company)	250,517	-	-	-	-	-	-	-	-	-	-	250,517
Advances from GolfSuites, Inc. (parent company)	-	-	-	-	-	-	-	-	-	-	-	-
Total non-current liabilities	250,517	-	2,057,465	592,188	-	-	8,051,182	-	-	-	-	10,951,352
TOTAL LIABILITIES	260,259	-	9,541,406	834,137	1,125,000	840,883	8,055,682	-	-	-	-	20,657,367
Equity
Member equity	-	-	1,471,707	2,432,174	1,126,355	485,122	639,956	25,000	30,000	100	100	6,210,514
Common stock, Class A	10	-	-	-	-	-	-	-	-	-	-	10
Common stock, Class B	180	-	-	-	-	-	-	-	-	-	-	180
Additional paid-in capital	4,431,652	-	-	-	-	-	-	-	-	-	-	4,431,652
Preferred stock, Class A	8,943,169	-	-	-	-	-	-	-	-	-	-	8,943,169
Preferred stock, other	-	-	-	-	-	-	-	-	-	-	-	-
Minority interest in consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-
Retained earnings	(7,267,695)	-	-	-	-	-	-	-	-	-	-	(7,267,695)
TOTAL EQUITY	6,107,316	-	1,471,707	2,432,174	1,126,355	485,122	639,956	25,000	30,000	100	100	12,317,830
TOTAL LIABILITIES AND EQUITY	$6,367,575	$-	$11,013,113	$3,266,311	$2,251,355	$1,326,005	$8,695,638	$25,000	$30,000	$100	$100	$32,975,197

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries
Consolidating Balance Sheets
As of June 30, 2024, December 31, 2023 and June 30, 2023
UNAUDITED - NO ASSURANCE GIVEN

			Consolidated
			June	December	June
	Combined	Eliminations	2024	2023	2023
ASSETS
Current assets
Cash and cash equivalents	$193,187	$-	$193,187	$804,932	$258,979
Accounts receivable	387,255	-	387,255	610,901	530,892
Inventory	70,101	-	70,101	181,014	213,363
Prepaid expenses	90,498	-	90,498	162,947	205,259
Total current assets	741,041	-	741,041	1,759,794	1,208,493
Property, plant and equipment, net
Land and building improvements	12,450,951	-	12,450,951	12,748,092	11,623,367
Furniture, fixtures and equipment	4,930,520	-	4,930,520	5,147,369	5,154,126
Construction in progress	815,645	-	815,645	293,495	-
Accumulated depreciation	(4,198,846)	-	(4,198,846)	(4,263,224)	(3,941,301)
Property, plant and equipment, net	13,998,270	-	13,998,270	13,925,732	12,836,192
Right of use assets, net of accumulated amortization	10,486,912	-	10,486,912	15,828,710	8,291,701
Other assets
Investment in subsidiaries	5,999,463	(5,999,463)	-	-	-
Other assets	59,176	-	59,176	85,316	83,904
Intercompany advances	-	-	-	-	-
Advances to GolfSuites, Inc. (parent company)	800,840	-	800,840	-	56,686
Goodwill	889,495	-	889,495	1,749,255	1,749,255
Total other assets	7,748,974	(5,999,463)	1,749,511	1,834,571	1,889,845
TOTAL ASSETS	$32,975,197	$(5,999,463)	$26,975,734	$33,348,807	$24,226,231

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$8,008,427	$-	$8,008,427	$7,258,819	$211,573
Lease liabilities, current portion	125,790	-	125,790	248,439	241,733
Accounts payable and accrued expenses	1,435,056	3	1,435,059	3,632,812	1,914,486
EIDL loans payable	136,742	-	136,742	289,397	293,783
Total current liabilities	9,706,015	3	9,706,018	11,429,467	2,661,575
Non-current liabilities
Notes payable, long-term portion	-	-	-	1,150,912	6,855,532
Lease liabilities, long-term portion	10,700,835	-	10,700,835	16,191,022	8,559,275
Advances from shareholders of Golfsuites, Inc. (parent company)	250,517	-	250,517	250,517	250,517
Advances from GolfSuites, Inc. (parent company)	-	-	-	-	-
Total non-current liabilities	10,951,352	-	10,951,352	17,592,451	15,665,324
TOTAL LIABILITIES	20,657,367	3	20,657,370	29,021,918	18,326,899
Equity
Member equity	6,210,514	(6,210,514)	-	-	-
Common stock, Class A	10	-	10	4	-
Common stock, Class B	180	-	180	180	180
Additional paid-in capital	4,431,652	-	4,431,652	3,464,134	2,802,383
Preferred stock, Class A	8,943,169	-	8,943,169	8,249,480	8,219,727
Preferred stock, other	-	-	-	-	-
Minority interest in consolidated subsidiaries	-	211,048	211,048	225,717	368,933
Retained earnings	(7,267,695)	-	(7,267,695)	(7,612,626)	(5,491,891)
TOTAL EQUITY	12,317,830	(5,999,466)	6,318,364	4,326,889	5,899,332
TOTAL LIABILITIES AND EQUITY	$32,975,197	$(5,999,463)	$26,975,734	$33,348,807	$24,226,231

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.
Consolidating Statement of Operations
For the Six Months Ended June 30, 2024 and 2023
UNAUDITED - NO ASSURANCE GIVEN

	GolfSuites 1, Inc.	GolfSuites Tulsa, LLC	GolfSuites Lubbock, LLC	GolfSuites Baton Rouge, LLC	GolfSuites Madison, LLC	GolfSuites Auburn, LLC	GolfSuites City Club 1, LLC	GolfSuites Birmingham, LLC	GolfSuites Riverview, LLC	GS Ventures 1, LLC	All Play Ventures, LLC	Combined
Revenues	$-	$1,345,244	$1,824,642	$623,857	$-	$-	$-	$-	$-	$-	$-	$3,793,743
Cost of revenues	-	200,752	263,425	78,186	-	-	-	-	-	-	-	542,363
Gross profit	-	1,144,492	1,561,217	545,671	-	-	-	-	-	-	-	3,251,380
Operating expenses
Advertising and marketing	-	3,730	42,988	18,795	-	-	-	-	-	-	-	65,513
Salaries - Operational	-	435,195	456,646	170,723	-	-	-	-	-	-	-	1,062,564
Employee benefits and taxes	-	116,011	95,673	36,176	-	-	-	-	-	-	-	247,860
Property lease and affiliated costs	-	70,855	22,651	8,572	-	-	-	-	-	-	-	102,078
Equipment and repairs	-	33,726	78,611	22,831	-	-	-	-	-	-	-	135,168
Gaming, software and license fees	-	71,431	121,490	23,433	-	-	-	-	-	-	-	216,354
Utilities and telephone	-	88,619	103,475	34,515	-	-	-	-	-	-	-	226,609
Credit card fees	-	36,238	51,014	16,792	-	-	-	-	-	-	-	104,044
Insurance	-	123,708	60,129	14,797	-	-	-	-	-	-	-	198,634
Professional fees	-	-	13,814	1,265	-	-	-	-	-	-	-	15,079
Property and local taxes	-	60,750	95,700	10,744	-	-	-	-	-	-	-	167,194
Other selling, general and administrative	3,379	63,087	93,801	38,765	-	-	-	-	-	-	-	199,032
Management fees	126,796	-	-	-	-	-	-	-	-	-	-	126,796
Depreciation and amortization	-	138,766	317,622	137,436	-	-	-	-	-	-	-	593,824
Total operating expenses	130,175	1,242,116	1,553,614	534,844	-	-	-	-	-	-	-	3,460,749
Net operating profit (loss)	(130,175)	(97,624)	7,603	10,827	-	-	-	-	-	-	-	(209,369)
Income from Covid 19 relief programs - Employee retention credit	-	-	-	-	-	-	-	-	-	-	-	-
Net income (loss) before other income (expense)	(130,175)	(97,624)	7,603	10,827	-	-	-	-	-	-	-	(209,369)
Other income (expense)
Interest expense	-	(75,233)	(262,663)	(25,416)	-	-	-	-	-	-	-	(363,312)
Discontinued operations	1,135,268	172,857	-	-	-	-	-	-	-	-	-	1,308,125
Other income (expense)	-	-	-	(80)	-	-	-	-	-	-	-	(80)
Net other income (expense)	1,135,268	97,624	(262,663)	(25,496)	-	-	-	-	-	-	-	944,733
Net income (loss) before income from subsidiaries and minority interest	1,005,093	-	(255,060)	(14,669)	-	-	-	-	-	-	-	735,364
Income (loss) from subsidiaries	(255,060)	-	-	-	-	-	-	-	-	-	-	(255,060)
Minority interest share of subsidiary loss	-	-	-	-	-	-	-	-	-	-	-	-
Net income (loss)	750,033	-	(255,060)	(14,669)	-	-	-	-	-	-	-	480,304
Dividends on preferred stock	-	-	-	-	-	-	-	-	-	-	-	-
Net income (loss) applicable to common stockholders	$750,033	$-	$(255,060)	$(14,669)	$-	$-	$-	$-	$-	$-	$-	$480,304

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.
Consolidating Statement of Operations
For the Six Months Ended June 30, 2024 and 2023
UNAUDITED - NO ASSURANCE GIVEN

			Consolidated
	Combined	Eliminations	2024	2023
Revenues	$3,793,743	$-	$3,793,743	$5,502,120
Cost of revenues	542,363	-	542,363	812,091
Gross profit	3,251,380	-	3,251,380	4,690,029
Operating expenses
Advertising and marketing	65,513	-	65,513	110,929
Salaries - Operational	1,062,564	-	1,062,564	1,540,705
Employee benefits and taxes	247,860	-	247,860	361,587
Property lease and affiliated costs	102,078	-	102,078	97,641
Equipment and repairs	135,168	-	135,168	194,965
Gaming, software and license fees	216,354	-	216,354	200,681
Utilities and telephone	226,609	-	226,609	338,295
Credit card fees	104,044	-	104,044	157,546
Insurance	198,634	-	198,634	202,019
Professional fees	15,079	-	15,079	34,763
Property and local taxes	167,194	-	167,194	212,056
Other selling, general and administrative	199,032	-	199,032	504,928
Management fees	126,796	-	126,796	198,314
Depreciation and amortization	593,824	-	593,824	671,043
Total operating expenses	3,460,749	-	3,460,749	4,825,472
Net operating profit (loss)	(209,369)	-	(209,369)	(135,443)
Income from Covid 19 relief programs - Employee retention credit	-	-	-	475,547
Net income (loss) before other income (expense)	(209,369)	-	(209,369)	340,104
Other income (expense)
Interest expense	(363,312)	-	(363,312)	(321,908)
Discontinued operations	1,308,125	-	1,308,125	-
Other income (expense)	(80)	-	(80)	14,333
Net other income (expense)	944,733	-	944,733	(307,575)
Net income (loss) before income from subsidiaries and minority interest	735,364	-	735,364	32,529
Income (loss) from subsidiaries	(255,060)	255,060	-	-
Minority interest share of subsidiary loss	-	14,669	14,669	333,891
Net income (loss)	480,304	269,729	750,033	366,420
Dividends on preferred stock	-	-	-	(277,353)
Net income (loss) applicable to common stockholders	$480,304	$269,729	$750,033	$89,067

The accompanying notes are an integral part of these financial statements.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Title of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation	1-A	024-10938	2.1	March 27, 2019
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation	1-A	024-10938	2.1	March 6, 2019
2.3	Amended and Restated Certificate of Incorporation	1-A	024-10938	2.1	January 28, 209
2.4	Bylaws	1-A	024-10938	2.2	January 28, 2019
4.1	Form of Subscription Agreement	1-A/A	024-12341	4.1	January 29, 2024
6.1	Management Services Agreement between GolfSuites 1, Inc. and KGEM Golf, Inc. dated January 17, 2019	1-A	024-10938	6.2	January 28, 2019
6.2	MIP Agreement dated August 2020	1-A	024-11408	6.2	January 8, 2021
6.4	4ORE Golf Lease Agreement dated November 2018	1-A	024-11408	6.3	January 8, 2021
6.5	Assignment of LLC interest and Amendment to LLC Agreement of GolfSuites Tulsa, LLC dated December 31, 2020	1-A	024-11408	6.4	January 8, 2024
6.6	Lease Agreement between Onefire Holding Company, LLC, and GolfSuites Tulsa, LLC, dated September 13, 2019	1-A	024-11408	6.5	January 8, 2021
6.7	Lease Amendment Agreement between Onefire Holding Company, LLC and GolfSuites Tulsa, LLC dated March 5, 2020	1-K	24R-00224	6.6	April 30, 2024
6.8	GolfSuites Baton Rouge Lease Agreement dated February 9, 2021	1-SA	24R-00224	6.8	September 16, 2021
6.9	GolfSuites Madison Operating Agreement dated May 5, 2022					X
6.10	Second Amended and Restated Operating Agreement of GolfSuites Baton Rouge, LLC					X
6.11	Agreement to Modify Operating Agreements					X
6.12	Promissory Noted dated August 18, 2023 between GolfSuites Auburn LLC and Michael Sierra and Cynthia Coto Sierra as Co-Trustees of the Sierra CPT Trust in the amount of $680,000	1-SA	24R-00224	6.10	September 27, 2-23
6.13	GolfSuites City Club 1, LLC Lease Agreement dated September 21, 2023	1-A/A	024-12341	6.11	January 4, 2024

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GolfSuites 1, Inc.

/s/ Gerald Ellenburg

By Gerald Ellenburg
CEO of GolfSuites 1, Inc. Date: December 13, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Gerald Ellenburg

Gerald Ellenburg, Chief Executive Officer, principal financial officer, principal accounting officer

Date: December 13, 2024